VIA EDGAR

December 20, 2018

Mr. Ra Be

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	FSI Low Beta Absolute Return Fund (the “Fund”) (File Nos. 333-228659 and 811-22595)

Dear Mr. Be:

This letter confirms our receipt of oral comments from you on December 14, 2018 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2018 (accession number 0001398344-18-017399). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund has filed a request to accelerate the effective date of the Amendment to December 28, 2018.

December 20, 2018

Comments/Questions Posed and Our Responses:

COMMENT 1. In the Principle Investment Strategies section of the Prospectus Summary, please revise the Alpha Engine section so that it is in plain English, including an explanation of conservative strategies, Equity Market Neutral, Fixed Income Arbitrage and Convertible Arbitrage.

RESPONSE 1. The Alpha Engine section was revised to address your comments and now reads as follows (changes are marked):

Alpha Engine. The Fund seeks “Alpha” or risk adjusted rates of returns which it defines as a rate of return over a full market cycle (a peak-to-peak period that includes a recession and a price decline of at least 20% from the previous market peak, followed by a rebound that establishes a new, higher peak) in excess of that of the HFRI Fund of Funds Conservative Index (the “Benchmark”). The Benchmark represents fund of funds that exhibit one or more of the following characteristics. First, the fund of funds invests in more conservative, or lower volatility, strategies among multiple managers. These strategies include Equity Market Neutral (seeking to exploit investment opportunities unique to a specific group of stocks while maintaining a neutral exposure to broad groups of stocks defined, for example, by sector, industry, market capitalization, country, or region), Fixed Income Arbitrage (the purchasing and selling short of Fixed Income Securities issued by U.S. and/or foreign issuers such as banks, corporations, governments and financial institutions as well as mortgaged-backed securities to capitalize on perceived pricing discrepancies within and across types of Fixed Income Securities), and Convertible Arbitrage (the simultaneous purchasing of convertible securities of U.S. and foreign issuers and the selling short of the corresponding underlying common stocks to capitalize on perceived pricing discrepancies between the convertible securities and the underlying common stocks). A second characteristic of the benchmark is lower historical annual returns than the HFRI Fund of Funds Composite Index. The third characteristic of the Benchmark is generally consistent performance regardless of market conditions. Generally, the HFRI Fund of Funds Composite Index includes funds that invest with multiple managers through funds or managed accounts. The Benchmark differs from the Barclays Index in that the Fund seeks performance in excess of the Benchmark, while having a risk profile and volatility similar to that of the Barclays Index.

COMMENT 2. Please confirm in a supplemental response that the Fund’s adviser does not receive a performance fee should the Fund’s performance beat the benchmark.

RESPONSE 2. We confirm that the Fund’s adviser does not receive a performance fee should the Fund’s performance beat the benchmark.

COMMENT 3. Please explain why the Fund’s benchmark changed, what the benchmark measures and how it is being used.

RESPONSE 3. The following language has been added to the Alpha Engine section of the Prospectus:

December 20, 2018

The Fund changed its benchmark as the new benchmark, the HFRI Fund of Funds Conservative Index is more closely aligned with how the Fund is managed as compared to the Fund’s prior benchmark, the HFRI Fund of Funds Diversified Index. The most notable difference between the two benchmarks is the standard deviation for each. The Fund more closely corresponds to the 3.70 standard deviation for the new benchmark rather than the 5.45 standard deviation of the old benchmark. The Benchmark is only being used for performance comparison purposes.

COMMENT 4. Consider placing the principal risks in order of materiality.

RESPONSE 4. We have revised the risk section to place the principal risks in order of materiality.

COMMENT 5. Please confirm in a supplemental response that the Fund’s shareholders approved the new investment subadvisory agreement with Meritage Capital, LLC.

RESPONSE 5. We confirm that the Fund’s shareholders approved the new investment subadvisory agreement with Meritage Capital, LLC.

COMMENT 6. Please confirm in a supplemental response how the Fund determined the assets to use in calculating the Fund’s expenses for the Fee Table.

RESPONSE 6. The Fund used its total net assets as of the most recent fiscal year end, approximately $31 million, to calculate the expenses listed in the Fee Table.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence